To announce the Company's December 2013 revenues
Date of events: 2014/01/07
Contents:
1. Date of occurrence of the event: 2014/01/07
2. Company name: Chunghwa Telecom Co., Ltd.
3. Relationship to the Company (please enter ”head office” or	”subsidiaries”):head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom today announced a 2.3% year-over-year increase in unaudited consolidated revenue to NT$20.77 billion for December 2013. Operating costs and expenses increased 1.3% to NT$18.13 billion year-over-year. Operating income increased by 32.6% to NT$2.75 billion. Income before income tax increased by 40.1% to NT$2.88 billion. Net income attributable to owners of the parent increased by 44.4% to NT$2.33 billion, and EPS was NT$0.3. Although mobile voice revenue decreased by 8.7% attributed to (1) market competition and tariff reduction beginning April 2013 and (2) 3.9% decrease in handset sales, our mobile communications business revenue increased 2.0% year-over-year, mainly due to the growth of mobile value-added service revenue of 33.4% because of mobile internet subscriber increase. Broadband access revenue increased 1.4% year over year. HiNet ISP service revenue decreased 1%. MOD revenue increased 12.0% year over year attributed to the growth in subscribers and the subscription of packages. For traditional fixed line services, owing to the mobile and VOIP substitution, local service revenue and domestic long distance service revenue decreased by 2.9% and 5.7%, respectively. Additionally, the ICT project revenue was higher year over year.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: N.A.